# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, $0.000005 par value per share
Address of issuer's principal executive offices: 290 W. MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,994,532; sole dispositive power 0; shared dispositive power 19,994,532; aggregate amount beneficially owned 19,994,532 (5.4% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,875,086; sole dispositive power 0; shared dispositive power 1,875,086; aggregate amount beneficially owned 1,875,086 (0.5% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,049,400; sole dispositive power 0; shared dispositive power 11,049,400; aggregate amount beneficially owned 11,049,400 (3% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,693,017; sole dispositive power 0; shared dispositive power 5,693,017; aggregate amount beneficially owned 5,693,017 (1.5% of the class)
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,377,029; sole dispositive power 0; shared dispositive power 1,377,029; aggregate amount beneficially owned 1,377,029 (0.4% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W. MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, NEW JERSEY, 07039.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Options, LLC; Jane Street Global Trading, LLC; Jane Street Singapore Pte. Ltd
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Singapore Pte. Ltd
c/o Tricor Evatthouse Corporate Services (A division of Tricor Singapore Pte Ltd)
80 Robinson Road #02-00,
Singapore 068898
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19994532
Percent of class: 5.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 19994532
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 19994532

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Global Trading, LLC
Jane Street Options, LLC
Jane Street Singapore Pte. Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Jim Dieterich, Managing Director (08/20/2025)
- Jane Street Capital, LLC: Jim Dieterich, Managing Director (08/20/2025)
- Jane Street Options, LLC: Jim Dieterich, Managing Director (08/20/2025)
- Jane Street Global Trading, LLC: Jim Dieterich, Managing Director (08/20/2025)
- Jane Street Singapore Pte. Ltd: Jim Dieterich, Managing Director (08/20/2025)